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                                 EXHIBIT 3.3

AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF UNITED FOODS, INC. DATED JULY 10, 1996.


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                                                                    EXHIBIT 3.3


                                  AMENDMENT
          TO THE CERTIFICATE OF INCORPORATION OF UNITED FOODS, INC.

      In accordance with the provisions of Section 242 of the Delaware Corporation Law, Article IV (A) of the Certificate of Incorportaion of United Foods, Inc. was amended to read as follows:

      The total number of shares of all classes of stock which the Corporation shall have authority to issue is Twenty Eight Million (28,000,000) shares of capital stock, consisting of Ten Million (10,000,000) shares of Preferred Stock with a par value of one dollar ($1.00) per share and Eighteen Million (18,000,000) shares of Common Stock with a par value of ($1.00) per share, of which Twelve Million (12,000,000) shares shall be designated "Class A Common Stock" and Six Million (6,000,000) shares shall be designated "Class B Common Stock". The number of authorized shares of Preferred Stock and Common Stock may be increased or decreased from time to time if approved by the holders of a majority of the voting power of the stock of the Corporation entitled to vote thereon.

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